

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
<u>Mail Stop 3010</u>

December 9, 2009

Nicholas Schorsch
Chief Executive
American Realty Capital New York Recovery REIT, Inc.
405 Park Avenue
New York, New York 10022

> **Re:     American Realty Capital New York Recovery REIT, Inc.**
> **Registration Statement on Form S-11**
> **Filed November 12, 2009**
> **File No. 333-163069**

Dear Mr. Schorsch:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.  Please provide us with copies of all graphics, maps, photographs and related captions or other artwork including logos that you intend to use in the prospectus.  Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2.  Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers.  In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus.  Please refer to Item 19.B of Industry Guide 5.

3.  We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940.  Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption.  Please note that we will refer your response to the Division of Investment Management for further review.

4.  Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your proposed share redemption program and for determining the availability of any exemption under Rule 13e-4 and Regulation 14E.  We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters.  See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003).  To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

5.  We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement.  Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program.  We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007.  To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

6.  Please provide us with copies the relevant portions of any study, report or book that you cite or on which you rely.  Please mark the materials to specifically identify the portions that support your disclosure.  Confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies.  Alternatively, please file consents for the parties providing this data as exhibits to the registration statement.  For example only, we note the following statements:

    - "According to the New York City Office of management and Budget projections, New York City is expected to lose . . . ," page 56;

    - "According to Cushman & Wakefield, New York City actually faces a potential supply shortage . . . ," page 57;

    - "Cushman & Wakefield estimates that in this cycle the vacancy rate in New York City will peak . . . ," page 58;

- ▪ "Cushman & Wakefield has also estimated that the average vacancy rate in New York City . . . ," page 58; and

- ▪ "According to Cushman & Wakefield, the average cap rate on Midtown Manhattan Class A office properties . . . ," page 60.

7.  Throughout the prospectus, you state that you intend to focus on acquiring commercial real estate located in New York City. In your Risk Factors section on page 22, you state that you will seek to acquire properties in the New York metropolitan area, which you define as "the New York – Northern New Jersey – Long Island, New York – New Jersey – Pennsylvania Metropolitan Statistical Area." In your Market Overview section beginning on page 55, however, you discuss the real estate market in New York City and cite primarily to figures regarding Manhattan. Please revise your disclosure throughout to clarify the primary market(s), including any specific areas within the New York metropolitan area, in which you intend to invest.

## Cover Page

8.  Information that is not required by Item 501 of Regulation S-K or is not key to an investment decision is more appropriate in the prospectus summary or the body of the prospectus. In particular, we note the first paragraph. Please revise and limit the cover page to one page, as required by Item 501.

## Questions And Answers About This Offering, page 1

## How long will this offering last?, page 7

9.  We note your disclosure that you expect to sell shares over a three year period. Please revise to state the final termination date.

## Prospectus Summary, page 9

## Estimated Use of Proceeds of This Offering, page 11

10. We note that you have a particular focus on commercial properties in New York City, which includes a variety of property types such as office, retail, multi-family residential, industrial and hotel. You state that you may also invest in other real estate investments, such as equity or debt interests, bridge loans, mezzanine loans and securitized debt. Please revise to state the anticipated holdings of each of your targeted assets. In addition, please disclose the target assets you intend to acquire if you only raise the minimum amount or an amount substantially less than your maximum. Please include similar disclosure in your "Use of Proceeds" section.

Compensation to Advisor and its Affiliates, page 15

11. We note that you will reimburse your advisor's costs of providing administrative services as well as acquisition expenses, including personnel costs. Please clarify how you will determine the personnel costs.

12. Please clarify whether acquisition fees are included in the "costs of your assets" for the purpose of determining your management fees.

Summary Risk Factors, page 21

13. Please expand your summary section to include a risk factor discussion highlighting the material risks related to investing in your common stock. For example only, please include risk factor disclosure regarding the following:

- Discuss that you are a blind pool offering with no operating history or established financing sources and you have not identified any properties to acquire;
- Describe the substantial conflicts among the interests of your investors, your interests and the interests of your advisor, sponsor, deal manager and affiliates;
- Describe and briefly quantify the fees that you will pay to your advisor and its affiliates and highlight that these fees are not tied to performance; and
- Describe you intention to incur debt and discuss whether you have any limitations on the debt you can incur.

Risk Factors, page 22

14. We note your statement on page 22 that: "The risks and uncertainties described below are not the only ones we face but do represent those risks and uncertainties that we believe are material to our business, operating results, prospects and financial condition. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may harm our business." It is not appropriate to indicate that additional risk factors not included in the prospectus exist. All material risk factors should be described in the prospectus and risks that are deemed to be immaterial should not be referenced. Please revise accordingly.

15. We note that you include bulleted lists of factors or events in your risk factors. To the extent that any of the factors or events contained in the bulleted lists present a material risk to your business, operations or financial condition, please include a separate risk factor subheading and discussion about it. For example only, we note the following risk factors:

  ▪ "We have no prior operating history . . . ," page 22;

  ▪ "Our properties are expected to be in the New York MSA . . . ," page 24

- "Your investment return may be reduced if we are required to register . . . ," page 30;

- "Our operating results will be affected by economic . . . ," page 35;

- "We may be subject to the risks common to the lodging industry," page 43 and

- "Any real estate debt security that we originate . . . ," page 48.

16. We note that several risk factor subheadings merely state general facts about your business. For example, we note the following subheadings:

- "Our properties are expected to be in the New York MSA . . . ," page 24

- "Our properties will be located in the New York MSA and our portfolio may be concentrated . . . ," page 25;

- "We may be subject to the risks common to the lodging industry," page 43;

- "As a REIT, we cannot directly operate our lodging properties," page 44;

- "Our industrial properties are subject to fluctuations . . . ," page 45;

- "You may have current tax liability on distributions . . . ," page 49;

- "There is a risk that you may receive shares of our common stock as dividends," page 49; and

- "The use of TRSs would increase our overall tax liability," page 50.

Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to read the subheading and understand the risk as it specifically applies to you.

Risks Related to an Investment in American Realty Capital New York Recovery REIT, Inc., page 22

"We have no prior operating history or establish financing sources . . . ," page 22

17. Please refer to the first paragraph of this risk factor that states that "[a]lthough Messrs. Schorsch, Kahane and Happel and other members of our advisor's

management have significant experience . . . ."  This is mitigating language.
Generally, you should limit your Risk Factors section to an identification and brief
description of each material risk.  You may elaborate on the factors employed to
minimize identified material risks in other places in the prospectus.  Please revise.

Market Overview, page 55

18. We note that throughout this section you provide statistics and predictions regarding
the real estate market and general economy in New York City.  While you have
provided sources for some of the statistics and predictions in this section, there are
many for which you do not do so.  Please tell us the basis for management's belief
for these statistics and predictions or provide the source.  For example only, we note
the following statements:

- "The rate of job losses in New York City has begun to slow . . . ," page 55;

- "As supply and demand approach a new equilibrium . . . ," page 55;

- "In the United States there is approximately $3.5 trillion of commercial
  real estate debt . . . ," page 55;

- "For example the New York City office market has almost 4000 million
  square feet of office space . . . ," page 56;

- "Since the United States recession began . . . the United States  has lost 7.2
  million jobs . . . ," page 56; and

- "In fact, the actual inventor of office space in New York City has declined
  since 1992 . . . ," page 57.

Cap Rate Trends, page 60

19. Please disclose the meaning of "Class A office properties."

Management, page 63

Audit Committee, page 63

20. Please revise your disclosure to indicate the audit committee member(s) who will
qualify as an "audit committee financial expert."

The Advisor, page 71

21. Please revise to disclose the amount of time your executive officers will devote to
you.

22. We note your statement on page 72 that either party may terminate the advisory agreement without penalty upon 60 days' written notice. Please revise to clarify what you mean by "without penalty" and briefly discuss any amounts to which your advisor will be entitled upon termination of the advisory agreement.

23. Please revise your disclosure to indicate when the advisory agreement will be executed.

Conflicts of Interest, page 89

24. We note your disclosure on page 89 that your advisor and its affiliates will try to "balance" your interests with their duties to other American Realty Capital-sponsored programs. Please revise to explain what you mean by "balance" and clarify, if true, that your advisor and its affiliates have no fiduciary duty to you or your investors. To the extent that your executive officers, your advisor and/or its affiliates are involved in other American Realty Capital-sponsored programs, please identify these other programs and describe the duties, responsibilities and time allocation to those other programs.

25. We note your disclosure on page 89 that your directors, officers and certain of your stockholders may engage for their own account in business activities of the types conducted or to be conducted by you and your subsidiaries. Please revise to include information required by Item 25(a) of Form S-11 or advise.

26. Please revise your disclosure to address the conflict of interest that is presented when determining whether to pursue liquidation or listing, including a discussion of the benefits the advisor would receive by pursuing listing over liquidation.

Interests in Other Real Estate Programs, page 89

27. Please expand this disclosure to specifically identify any affiliated programs that are in direct competition with you.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 108

Liquidity and Capital Resources, page 108

28. If you plan to use leverage to finance any of your investments, please disclose your target leverage ratio, both initially and over the long-term.

Distributions, page 109

29. We note that you intend to make regular quarterly distributions. Please disclose whether you may fund your distributions out of offering proceeds. If applicable,

please add risk factor disclosure to address the related risks, specifically the effect it would have on cash available for investing purposes and for distribution purposes, as well as the potential dilution effects.  In addition, if applicable, please state that funding distributions using offering proceeds could constitute a return of capital, which would have the effect of reducing the shareholder's basis in your stock.

## Prior Performance Summary, page 111

30. The first paragraph indicates that the disclosure represents the historical experience of "certain" real estate programs managed over the last ten years by Messrs. Schorsch and Kahane.  Please revise to disclose all prior programs sponsored by your sponsors over the last ten years.  Refer to Item 8.A of Industry Guide 5.

## American Realty Capital Trust, page 111

31. You state on page 111 that, as of October 31, 2009, American Realty Capital Trust had received aggregate gross offering proceeds of approximately $106.7 million.  We also note that Table I on page A-2 indicates that the dollar amount raised from investors was $42,050,937.  Please reconcile these amounts.

## American Realty Capital, LLC, page 11

32. We note that you have included information as to property acquisitions made by American Realty Capital, LLC through December 31, 2007.  Please update this information as of a more recent date or advise.

## Nicholas S. Schorsch, page 114

33. Please identify the seven private programs that Mr. Schorsch sponsored.

34. We note that Mr. Schorsch served as the President, CEO and Vice Chairman of American Financial Realty Trust since its inception as a REIT in September 2002 until August 2006.  Please tell us why you believe that it is not appropriate to include prior performance information regarding American Financial Realty Trust.

## Adverse Business Developments and Conditions, page 115

35. Please discuss any adverse business developments and conditions with regard to all prior programs disclosed in this section.

## Summary of Our Organizational Documents, page 150

## Limitation on Total Operating Expenses, page 154

36. We note that your independent directors have a fiduciary responsibility to the

company to ensure that lines on annual total operating expenses are not exceeded, but may be permitted if doing so is justified because of unusual and non-recurring expenses.  Please clarify your disclosure to indicate what is meant by "unusual and non-recurring factors" and specify such factors.

Restrictions on Investments, page 156

37. We note your investment policy that you will not borrow in excess of 50% of the aggregate fair market value of your assets.  You also state, however, that in accordance with NASAA REIT Guidelines, you will not borrow in excess of 75% of the cost of investments.  Please clarify your investment policy in this respect.

Audited Financial Statements

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies

Allocation of Purchase Price of Acquired Assets, page F-8

38. Please tell us and disclose whether management will take into account below market renewal options in determining the amortization period of the below-market lease intangibles.

Appendix A – Prior Performance Tables, page A-1

39. Please revise the introduction to the tables to include a discussion of the factors the sponsor considered in determining which previous programs had similar investment objectives to your investment objectives.

40. Please revise the introduction to the tables to include a cross-reference to the narrative summary in the text of your prospectus.

Table I – Experience in Raising and Investing Fund for Public Program Properties, page A-2

41. Please disclose the months to invest 90% of amount available for investment in this table or advise.

Table V

42. We note that you have not included information with respect to your public and non-public programs in Table V, but have instead included similar information regarding American Realty Capital, LLC in the prior performance narrative on page 112.  Please explain why you have not included information about sales or dispositions of

properties in the prior performance tables.

Part II. Information Not Required In Prospectus, page II-1

Item 36. Financial Statements and Exhibits, page II-3

43. Please submit all exhibits as promptly as possible. Please also consider providing us with drafts of your legality and tax opinions with your amendment. Note that we will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review.

Item 37. Undertakings, page II-3

44. Please include the undertaking found in Item 512(a)(5) of Regulation S-K or advise.

Signatures

45. Please include the signature of your controller or principal accounting officer. Refer to Instruction 1 to Signatures on Form S-11 for guidance.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Rakip at (202) 551-3573 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Erin Martin at (202) 551-3391 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Peter M. Fass, Esq.
    James P. Gerkis, Esq.
    Proskauer Rose LLP
    *Via facsimile (212) 969-2900*